Exhibit 97.1
INARI MEDICAL, INC.

CLAWBACK POLICY

Inari Medical, Inc. (the “Company”) has adopted this clawback policy (the “Policy”) to address the requirements of the clawback rules found in 17 C.F.R. §240.10D-1 and the related listing rules of The Nasdaq Stock Market, LLC (“Nasdaq” or the “Exchange”). This Policy shall be interpreted to comply with such clawback rules and, to the extent this Policy is any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

1. Definitions. For purposes of this Policy, the following definitions will apply:

(a) “Executive Officer” means any officer of the Company who is or was subject to Section 16 of the Securities Exchange Act of 1934, as amended, at any time during the applicable performance period for the relevant Incentive-Based Compensation, regardless of whether such individual continues to hold such position or continues to be employed by the Company or any of its subsidiaries.

(b) “Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures (including, for purposes of this Policy, stock price and total shareholder return). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission (the “SEC”).

(c) “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(d) “Received” means Incentive-Based Compensation that is granted, earned, or vested in the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

2. Application of this Policy. This Policy shall only apply in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3. Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received by any current or former Executive Officer during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in section 2 above, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to 17 C.F.R. §240.10D-1(b)(1)(ii).

(a) Notwithstanding the foregoing, this Policy shall only apply if the Incentive-Based Compensation is Received (1) while the Company has a class of securities listed on an Exchange and (2) on or after October 2, 2023.

(b) See 17 C.F.R. §240.10D-1(b)(1)(i) for certain circumstances under which this Policy will apply to Incentive-Based Compensation Received during a transition period arising due to a change in the Company’s fiscal year.

4. Amount of Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to this Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange to the extent required.

5. Recovery of Erroneously Awarded Compensation. The Company shall recover any Erroneously Awarded Compensation (except to the extent that the conditions of paragraphs (a) or (b) below apply) reasonably promptly as determined by the Compensation Committee (the “Committee”) of the Company’s Board of Directors. The repayment schedule determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion, or otherwise. The determination of what constitutes a “reasonably promptly” repayment schedule may vary from case to case, and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange to the extent required.

(b) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6. Committee decisions. The Committee shall have the sole authority to construe and interpret this
Policy and to make all determinations required to be made pursuant to this Policy. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this policy, unless determined to be an abuse of discretion.

7. No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no current or former Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

8. Agreement to Policy by Executive Officers. The Committee shall take reasonable steps to inform Executive Officers of this Policy and obtain their agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment to any award that is accepted by the Executive Officer.

9. Miscellaneous. This Policy does not limit any other remedies the Company may have available to it in the circumstances, which may include, without limitation, dismissing an employee or initiating other disciplinary procedures. The provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 (applicable to the Chief Executive Officer and Chief Financial Officer only) and other applicable laws. The Committee may revise this Policy from time to time.